December 15, 2005

Via facsimile to ((212) 326-2061) and U.S. Mail

Spencer D. Klein, Esq.
O`Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY  10036

Re:	Specialty Laboratories, Inc.
      Revised Preliminary Schedule 14A
      Filed December 14, 2005
      File No. 000-16217

      Amended Schedule 13E-3
      Filed December 14, 2005
      File No. 005-60901

Dear Mr. Klein:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Revised Preliminary Schedule 14A

Special Factors

Background of the Merger, page 20
1. We note the additional disclosure regarding discussions with possible merger partners from October 2004 to April 2005. While we note that the discussions were preliminary in nature, expand to clarify why these discussions were ultimately terminated.


Opinion of Financial Advisor to the Board, page 33
2. Please disclose in the discussion of each applicable analysis the substance of your response to comment 13 with respect to the absence of data underlying the various analysis conducted by JPMorgan in its report to your board of directors and its special committee.

*       *       *       *
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


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Spencer D. Klein, Esq.
O'Melveny & Myers LLP
December 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE